FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form  20-F        X                Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                            No        X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                            No        X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                            No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Press release entitled “BBVA Banco Francés reports second quarter earnings for fiscal year 2009”.

Buenos Aires, August 11, 2009 - BBVA Banco Francés (NYSE: BFR.N; BCBA: FRA.BA; LATIBEX: BFR.LA) reports consolidated second quarter earnings for fiscal year 2009

Highlights

•

BBVA Banco Francés’ earnings for the second quarter of 2009 were AR$61.8 million. Total earnings in the first and second quarters of 2009 were AR$147.7 million, representing a return on equity of 13.7% in annual terms.

•

The growth in net financial income and in net income from services was offset by greater income tax provisions. The interest margin improved as a result of growth in the private sector loan portfolio and lower cost of funds.

•

During the second quarter of 2009, the rate of growth in the financial private sector continued to decrease. Nevertheless, at BBVA Banco Francés, private sector loans grew 5.4% in the second quarter of 2009.

•

Regarding asset quality, BBVA Banco Francés continues to maintain the best ratios of the Argentine financial system. As of June 30, 2009, the non-performing ratio reached 1.31% with a coverage level of 164.5%. Prudent risk management is one of the fundamental tools used to maintain these ratios.

•

Recurrent deposits at BBVA Banco Francés grew 1.5% in the second quarter of 2009. As in the previous quarters, at-sight deposits continue to show the greatest growth, increasing their participation in total deposits. As of June 30, 2009, the balances in recurrent at-sight accounts represented 52.6% of total recurrent deposits.

•

BBVA Banco Francés continues to have an adequate level of liquidity. As of June 30, 2009, recurrent liquid assets (cash and due from banks plus Central Bank instruments) represented 31.2% of total recurrent deposits.

•	The excess of capital over Central Bank requirements was AR$975.5 million as of June 30, 2009, representing 43.4% of BBVA Banco Francés’ total stockholders equity.

•

The 2009 edition of Euromoney magazine named BBVA Banco Francés as the Best Argentine Bank, emphasizing its leadership in terms of risk assumed and in earnings growth, amidst uncertainty caused by the international crisis and the Argentine pension system reform.

Economic Environment

During March and April of 2009, the economic slowdown registered in the fourth quarter of 2008 continued. The Monthly Estimator of Economic Activity (EMAE) grew 0.7%, year over year. Despite this, the industry and construction sectors declined during the period.

During the second quarter of 2009, fiscal revenues increased by 13.2% on average year over year. The decrease in economic activity continues to have a negative impact on tax collections but income tax and export duties recovered due to higher agricultural product prices.

In the second quarter of 2009, the primary fiscal surplus of the national public sector decreased by 76.7% compared with the same period in 2008 due to an increase in primary expenditures.

Inflation, as measured by the Consumer Price Index (which is used to calculate the CER adjustment for some sovereign assets) averaged 5.5% year over year during the second quarter of 2009.

The BCRA intervention in the FX market was a net purchase of US$28 million during the second quarter of 2009. The exchange rate (according to the BCRA) closed at AR$3.80 per U.S. dollar, an increase of

2.2% compared to the fourth quarter of 2008. The international reserve stock was US$46,026 million, showing a decrease of US$519 million during the quarter.

The Badlar rate at private banks in the month of June closed at an average of 12.9%. It remained stable during the period due to liquidity conditions in the financial system.

Total deposits in the financial system increased 2.8% on average in the second quarter of 2009, influenced by dollar deposits which grew 10.8% due to devaluation and quantity. Private sector loans increased by 2.5% in the first quarter of 2009, a slight increase compared with the performance of the previous quarter.

The Bank

The international financial crisis and local factors resulted in a slowdown in the growth of the core business. BBVA Banco Francés was able to adapt to these market conditions, redefining its strategy with the goal of surpassing the crisis and becoming stronger for it.

BBVA Banco Francés continues to focus on boosting its business mix. In terms of assets, the Bank is trying to increase financings in its three market segments, within a strict risk assumed policy.

Risk management is another fundamental pillar in the strategy implemented by the Bank. In this sense, as of June 30, 2009, the Bank continues to have the lowest non-performing ratio and the highest coverage level of the sector.

In terms of liabilities, the goal is to increase retail funds to further improve the cost structure. A higher participation of transactional deposits as a percentage of total deposits supports this goal.

The current market environment offers new opportunities for the Bank, which has higher levels of liquidity and solvency, the best non-performing ratio in the financial system, good results and a solid relationship with its clients.

Presentation of Financial Information

•	Foreign currency balances as of June 30, 2009 have been translated into pesos at the reference exchange rate of AR$3.7952 per U.S. dollar, published by the BCRA.

•

This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s share in the Consolidar Group is shown as investments in other companies (booked by the equity method) and the corresponding results are included in income from equity investments.

•

Information contained in this press release may differ from the information published by the BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Financial Information

Condensed Income Statement (1) in thousands of pesos except income per share, income per ADS and percentages	Quarter ended			% Change Qtr ended 06/30/09 vs. Qtr ended
	06/30/09	03/31/09	06/30/08	03/31/09	06/30/08
Net Financial Income	386,089	308,771	203,582	25.0%	89.6%
Provision for loan losses	(47,127)	(32,218)	(22,243)	46.3%	111.9%
Net income from services	218,543	216,882	173,367	0.8%	26.1%
Administrative expenses	(361,309)	(376,648)	(272,766)	-4.1%	32.5%
Operating income	196,196	116,787	81,940	68.0%	139.4%
Income (Loss) from equity investments	23,515	13,952	38,513	68.5%	-38.9%
Income (Loss) from Minority interest	(4,417)	(4,930)	(578)	-10.4%	664.2%
Other Income/Expenses	(25,917)	(37,125)	(3,190)	-30.2%	712.4%
Income tax and Minimum Presumed Tax	(127,531)	(2,810)	(2,749)	n.a.	n.a.
Net income for the period	61,846	85,874	113,936	-28.0%	-45.7%
Net income per share (2)	0.13	0.18	0.24	-28.0%	-45.7%
Net income per ADS (3)	0.39	0.55	0.73	-28.0%	-45.7%

(1)	Exchange rate: 3.7952 Ps. = 1 US$
(2)	Assumes 471,361,306 ordinary shares outstanding.
(3)	Each ADS represents three ordinary shares.

Net income for the second quarter of 2009 totaled AR$61.8 million, which represented a decrease of 28.0% compared to the previous quarter and a decrease of 45.7% compared with the second quarter of 2008.

Net financial income increased 25.0% and 89.6% as compared to the first quarter of 2009 and with the second quarter in 2008. This increase is a consequence of higher income from the private loan portfolio, together with a lower cost of funds. In addition, net financial income for the second quarter of 2009 does not include losses related to the adjustment in public bond valuation. Without taking into account such adjustment, which was registered in the previous quarters, net financial income increased by 1.9% and 40.8% compared to the previous quarter and to the second quarter of 2008, respectively.

Provisions for loan losses registered an increase during the second quarter of 2009 as a consequence of minor growth in the non-performing portfolio, mainly in retail loans.

Net income from services continues to increase due to a higher volume in the credit card business and in foreign trade operations.

On the other hand, administrative expenses decreased by 4.1% during the second quarter of 2009 and increased by 32.5% during the last 12 months, mainly explained by variations in personnel expenses. It is important to mention that the efficiency ratio (administrative expenses/net operating income) increased 5.5% compared to the previous quarter and 3.1% compared to the second quarter of 2008.

Finally, the higher figures in the provision for net income tax are due to the fact that the Bank has finished absorbing those failures generated in previous years, and to the growth shown in fiscal ratios during the second quarter of 2009 due to a positive tendency in government bonds quotation.

	Quarter ended			% Change Qtr ended 06/30/09 vs. Qtr ended
in thousands of pesos except percentages	06/30/09	03/31/09	06/30/08	03/31/09	06/30/08
Return on Average Assets (1)	0.99%	1.41%	2.35%	-29.7%	-57.8%

Return on Average Shareholders’ Equity (1)	11.3%	16.4%	22.4%	-30.8%	-49.4%

Net fee Income as a % of Operating Income	36.1%	41.3%	46.0%	-12.4%	-21.4%

Net fee Income as a % of Administrative Expenses	60.5%	57.6%	63.6%	5.0%	-4.8%

Adm. Expenses as a % of Operating Income (2) (3)	59.8%	63.2%	61.7%	-5.5%	-3.1%

(1)	Annualized.
(2)	Adm. Expenses / (Net financial income + Net income from services)
(3)	Net considering the excess in the adjustment of the value of public portfolio.

Net Financial Income

The improvement in net financial income registered in the second quarter of 2009 is a consequence of the steady growth of income coming from the private sector, which is due to growth in the loan portfolio together with a lower cost of funds.

The increase in net financial income is mainly related to growth in the private loan portfolio, mainly driven by financings to large corporations in the last three months and to consumer financings in annual terms.

In addition, during the second quarter of 2009, net financial income does not reflect losses related to public bonds valuations.

Income related to foreign currency exchange, included as foreign exchange difference, totaled AR$38.3 million during the second quarter of 2009, which is 4.4% lower compared to the previous quarter.

	Quarter ended			% Change Qtr ended 06/30/09 vs. Qtr ended
in thousands of pesos except percentages	06/30/09	03/31/09	06/30/08	03/31/09	06/30/08
Net financial income	386,089	308,771	203,582	25.0%	89.6%
Income from financial intermediation	162,531	128,902	113,223	26.1%	43.5%
CER adjustment	74	10,236	60,144	-99.3%	-99.9%
Income from securities and short term investments	91,876	2,605	(66,976)	n.a.	-237.2%
Interest on Government guaranteed loans	6,458	4,998	14,719	29.2%	-56.1%
Foreign exchange difference	43,122	50,938	47,902	-15.3%	-10.0%
Others	82,028	111,092	34,570	-26.2%	137.3%

Income from Public and Private Securities

Unlike the previous quarters, during the second quarter of 2009, income from securities and short-term investments were not affected by the provisions for public assets devaluation risk.

Such provisions reached AR$70.0 million and AR$140.3 million in the first quarter of 2009 and in the second quarter of 2008, respectively.

Central Bank bills and notes showed greater results due to an improvement in their quotations and a growth in the Bank’s own portfolio of these instruments.

Finally, the decrease in the CER adjustment results is due to the application of the BCRA’s Communication “A” 4.898.

	Quarter ended			% Change Qtr ended 06/30/09 vs. Qtr ended
in thousands of pesos except percentages	06/30/09	03/31/09	06/30/08	03/31/09	06/30/08
Income from securities and short-term investments	91,876	2,605	(66,976)	n.a.	-237.2%
Trading account	28,094	(3,289)	11,259	n.a.	149.5%
Available for sale	7,207	19,548	41,480	-63.1%	-82.6%
Bills and Notes from the Central Bank	38,998	10,071	11,420	287.2%	241.5%
Other fixed income securities	17,577	(23,725)	(131,135)	-174.1%	-113.4%

CER adjustment	—	4,848	29,369	-100.0%	-100.0%

CER adjustment - Trading account	—	—	—	—	—
CER adjustment - Investment account	—	—	—	—	—
CER adjustment - Other fixed securities	—	4,848	29,369	-100.0%	-100.0%

Net Income from Services

Net income from services maintained levels similar to those in the previous quarter, with increases in credit card fees and in financial advising and capital markets related fees partially offset by the growth in service charge expenses.

As compared with the second quarter of the previous year, net income from services grew 26.1%, due to a higher level of activity mainly in the consumption segment, which is reflected in higher fees related to checking accounts, credit cards and insurance commissions, in addition to those linked to foreign trade operations.

The increase in service charge expenses is a consequence of higher fees related to promotions and discounts in operations with both credit and debit cards.

	Quarter ended			% Change Qtr ended 06/30/09 vs. Qtr ended
in thousands of pesos except percentages	06/30/09	03/31/09	06/30/08	03/31/09	06/30/08
Net income from services	218,543	216,882	173,367	0.8%	26.1%

Service charge income	289,450	277,865	218,778	4.2%	32.3%
Service charges on deposits accounts	107,021	108,578	78,560	-1.4%	36.2%
Credit cards and operations	67,846	60,797	49,606	11.6%	36.8%
Insurance	27,852	27,954	20,253	-0.4%	37.5%
Capital markets and securities activities	4,075	1,533	3,170	165.8%	28.6%
Fees related to foreign trade	15,150	14,758	11,966	2.7%	26.6%
Other fees	67,507	64,245	55,223	5.1%	22.2%

Services Charge expense	(70,907)	(60,982)	(45,411)	16.3%	56.1%

Administrative Expenses

Administrative expenses decreased by 4.1% during the second quarter of 2009, compared to the first quarter of 2009.

The decrease is mainly explained by lower personnel expenses as a consequence of voluntary retirements during the second quarter of 2009. However, this was partially offset by an increase in salaries after an agreement with a labor union. General expenses in the second quarter of 2009 were similar to those in the first quarter of 2009.

As compared with the second quarter of 2008, administrative expenses in the second quarter of 2009 grew 32.5% due to higher salaries and costs relating to voluntary retirements.

Furthermore, general expenses increased due to higher charges in taxes, amortization and organization expenses, which were partially offset by lower advertising and promotion charges. The increase in taxes is explained by a change in accounting criteria. In previous years, charges for financial transactions were accounted for under other expenses. The increase in amortization and organization expenses is a consequence of higher investment in remodeling and opening of branches.

As of June 30, 2009, the total number of employees of the Bank and its subsidiaries (except the Consolidar Group) was 4,154. The branch office network totaled 271 offices, including 240 consumer branch offices, 27 branch offices specializing in the middle-market segment, 15 in-company branches, four branch offices for large corporate and institutional clients and two points of sale.

	Quarter ended			% Change Qtr ended 06/30/09 vs. Qtr ended
in thousands of pesos except percentages	06/30/09	03/31/09	06/30/08	03/31/09	06/30/08
Administrative expenses	(361,309)	(376,648)	(272,766)	-4.1%	32.5%

Personnel expenses	(219,481)	(236,917)	(162,212)	-7.4%	35.3%
Electricity and Communications	(6,928)	(7,357)	(6,235)	-5.8%	11.1%
Advertising and Promotion	(14,578)	(12,845)	(16,674)	13.5%	-12.6%
Honoraries	(8,325)	(7,228)	(7,888)	15.2%	5.5%
Taxes	(24,030)	(23,026)	(8,065)	4.4%	198.0%
Organization and development expenses	(3,879)	(3,595)	(2,231)	7.9%	73.9%
Amortizations	(11,344)	(10,704)	(8,771)	6.0%	29.3%
Other	(72,744)	(74,976)	(60,690)	-3.0%	19.9%

Other Income / Expenses

Other income/expenses registered a loss of AR$25.9 million in the second quarter of 2009, including a loss from legal injunctions together with provisions for other contingencies, which was partially offset by recovered credits.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated, mainly the Consolidar Group. The Bank’s stake in the Consolidar Group recorded a gain of AR$19.1 million during the second quarter of 2009.

Balance and Activity

Total Public Sector Exposure

During the second quarter of 2009, the public sector national government debt increased due to the growth of the holdings linked to reverse repo transactions. Nevertheless, the public sector national government debt, without considering holdings linked to reverse repo transactions, decreased due to the collection of amortizations of capital, CER adjustment and interests of guaranteed loans and bonds.

The positive evolution in the public securities quotations registered during the second quarter of 2009 increased the available-for-sale portfolio valuation, with counterpart in net worth. As of June 30, 2009, the unlisted securities book value, net of allowances, corresponded to the present value considered by the Central Bank for these instruments.

In the last three months, the Central Bank bills and notes portfolio was reduced by a smaller level of reverse repo operations with the Central bank. This decrease was partially offset by the growth of the Bank’s own portfolio of Central Bank instruments.

As of June 30, 2009, public sector national treasure assets, net of holdings linked to reverse repo transactions, represented 7.2% of the Bank’s total assets. Meanwhile, the total exposure, including the portfolio of BCRA bills and notes, reached 13.2% of the Bank’s total assets.

Total exposure to the public sector includes public debt of the national treasury through public securities, guaranteed loans and trustees, and BCRA bills and notes.

	Quarter ended			% Change Qtr ended 06/30/09 vs. Qtr ended
in thousands of pesos except percentages	06/30/09	03/31/09	06/30/08	03/31/09	06/30/08
Public Sector - National Government	2,140,177	1,931,586	2,599,525	10.8%	-17.7%
- Loans to the Federal government & Provinces	314,141	435,189	1,367,234	-27.8%	-77.0%
- Total bond portfolio	2,573,497	2,258,228	1,296,520	14.0%	98.5%
Unlisted	2,039,920	2,078,843	963,770	-1.9%	111.7%
Available for sale	146,554	85,450	228,312	71.5%	-35.8%
Other government bonds	527	913	12,780	-42.3%	-95.9%
Reverse repo w/Central Bank	386,496	93,022	91,659	315.5%	321.7%
- Trustees	217,127	217,589	207,518	-0.2%	4.6%
- Allowances	(964,587)	(979,419)	(271,748)	-1.5%	255.0%

Bills and Notes from Central Bank	2,471,397	3,156,570	1,421,865	-21.7%	73.8%
- Own portfolio	1,457,202	1,167,201	1,421,865	24.8%	2.5%
- Reverse repo w/Central Bank	1,014,195	1,989,369	0	-49.0%	100.0%

Total exposure to the Public Sector	4,611,575	5,088,157	4,021,389	-9.4%	14.7%

Total exposure to the Public Sector without repos	3,210,884	3,005,766	3,929,730	6.8%	-18.3%

Loan Portfolio

By the end of June 30, 2009, the private sector loan portfolio totaled AR$10,132 million; increasing by 5.4% during the second quarter of 2009 and 10.1% in the last 12 months.

During the second quarter of 2009, growth was driven by an increase in financings to large corporations, partially offset by a decrease in consumer financings, whereas loans to middle-sized companies remained stable.

Compared to the figures as of June 30, 2008, it is important to highlight the retail portfolio performance – mainly the increase in car loans and credit card financings. In the corporate segment, advances and discounted notes showed the greatest increase together with loans related to export operations.

BBVA Banco Francés has been able to adapt to the new market conditions; redefining its strategy with the goal of focusing on the needs of the three markets segments in which it is present. During the second quarter of 2009, the private loan portfolio of the Bank has grown more than the 2.5% of growth registered by the total private loans in the Argentine financial system.

The table below shows the composition of the loan portfolio balance at the end of the second quarter of 2009:

	Quarter ended			% Change Qtr ended 06/30/09 vs. Qtr ended
in thousands of pesos except percentages	06/30/09	03/31/09	06/30/08	03/31/09	06/30/08
Private & Financial sector loans	10,132,287	9,609,422	9,199,992	5.4%	10.1%
Advances	1,926,166	1,299,454	1,333,598	48.2%	44.4%
Discounted and purchased notes	890,872	916,839	1,263,407	-2.8%	-29.5%
Consumer Mortgages	901,569	927,115	911,719	-2.8%	-1.1%
Car secured loans	493,064	505,257	384,124	-2.4%	28.4%
Personal loans	1,786,040	1,830,322	1,679,196	-2.4%	6.4%
Credit cards	1,214,953	1,183,816	923,070	2.6%	31.6%
Loans to financial sector	456,997	460,431	502,642	-0.7%	-9.1%
Other loans	2,506,585	2,521,933	2,291,087	-0.6%	9.4%
Unaccrued interest	(15,284)	(15,717)	(16,090)	-2.8%	-5.0%
Adjustment and accrued interest & exchange differences receivable	200,901	188,676	151,983	6.5%	32.2%
Less: Allowance for loan losses	(229,576)	(208,704)	(224,744)	10.0%	2.2%
Loans to public sector	314,141	435,189	1,367,234	-27.8%	-77.0%
Loans to public sector	108,340	173,083	598,223	-37.4%	-81.9%
Adjustment and accrued interest & exchange differences receivable	205,801	262,106	769,011	-21.5%	-73.2%
Net total loans	10,446,428	10,044,611	10,567,226	4.0%	-1.1%

Asset Quality

As a consequence of its conservative risk policy, BBVA Banco Francés showed the best asset quality ratio in the financial system. As of June 30, 2009 the Bank’s asset quality ratio (non-performing loans over total loans) was 1.31% with a coverage ratio (provisions over of non-performing loans) of 164.5%.

The increase registered in the asset quality ratio in comparison with the second quarter of 2008 is related to the decrease in public sector performing loans due to the swap for public securities and to a decrease in private sector loans and a small increase in delinquency.

	Quarter ended			% Change Qtr ended 06/30/09 vs. Qtr ended
in thousands of pesos except percentages	06/30/09	03/31/09	06/30/08	03/31/09	06/30/08
Non-performing loans (1)	139,572	131,005	85,676	6.5%	62.9%
Allowance for loan losses	(229,576)	(208,704)	(224,744)	10.0%	2.2%
Non-performing loans/net total loans	1.31%	1.28%	0.79%	2.3%	64.7%
Non-performing private loans/net private loans	1.35%	1.33%	0.91%	0.9%	48.2%
Allowance for loan losses/non-performing loans	164.49%	159.31%	262.32%	3.2%	-37.3%
Allowance for loan losses/net total loans	2.15%	2.04%	2.08%	5.6%	3.3%

(1)	Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

Allowance for loans losses showed an increase during the second quarter of 2009 due to the composition of allowances for non-performing loans. The following table shows the evolution of provisions for loan losses, including charges relating to transactions recorded under other receivables from financial intermediation.

	Quarter ended			% Change Qtr ended 06/30/09 vs. Qtr ended
in thousands of pesos except percentages	06/30/09	03/31/09	06/30/08	03/31/09	06/30/08
Balance at the beginning of the quarter	211,946	199,502	212,439	6.2%	-0.2%
Increase / decrease	47,127	32,218	22,243	46.3%	111.9%
Provision increase / decrease - Exchange rate difference	535	1,657	(1,225)	-67.7%	143.7%
Decrease	(26,562)	(21,431)	(6,496)	23.9%	308.9%
Balance at the end of the quarter	233,046	211,946	226,961	10.0%	2.7%

Deposits

As of June 30, 2009, total deposits amounted to AR$18,717 million, decreasing 3.4% compared to the balance registered on March 31, 2009 and showing an increase of 28.4% as compared to the figures reached by the end of June 30, 2008.

However, current account balances by the end of June 30, 2009 and as of March 31, 2009 included transitory deposits. Without including these funds, deposits grew 1.6% in the last three months, and 13.6% during the last year.

Sight deposits, without considering transitory deposits, showed an increase of 17.0% in the last 12 months and represented 52.6% of deposits by the end of June 30, 2009.

Time deposits decreased 4.9% during the second quarter but increased 9.0% compared to the second quarter of 2008.

Deposits denominated in pesos decreased 0.1% during the second quarter of the year while they increased 3.6% during the last 12 months.

Recurrent deposits denominated in foreign currency grew 6.5% in the second quarter of 2009 and 59.9% during the last 12 months. Nominal recurrent deposits in foreign currency grew 4.2% in the last three months and 27.4% in the last 12 months.

As of June 30, 2009, recurrent deposits in foreign currency reached AR$3,944 million (equivalent to US$1,039 million), representing 23.8% of total recurrent deposits of the Bank.

	Quarter ended			% Change Qtr ended 06/30/09 vs. Qtr ended
in thousands of pesos except percentages	06/30/09	03/31/09	06/30/08	03/31/09	06/30/08
Total deposits	18,635,457	19,287,904	14,438,624	-3.4%	29.1%
Current accounts	5,690,486	6,498,270	3,122,874	-12.4%	82.2%
Peso denominated	3,829,126	4,268,206	3,119,094	-10.3%	22.8%
Foreign currency	1,861,360	2,230,064	3,780	-16.5%	n.a.
Saving accounts	5,169,427	4,741,144	4,255,842	9.0%	21.5%
Peso denominated	3,310,250	3,123,917	3,153,172	6.0%	5.0%
Foreign currency	1,859,177	1,617,227	1,102,670	15.0%	68.6%
Time deposits	7,343,592	7,723,820	6,739,312	-4.9%	9.0%
Peso denominated	5,497,737	5,796,240	5,460,527	-5.1%	0.7%
CER adjusted time deposits	2,645	8,185	51,054	-67.7%	-94.8%
Foreign currency	1,843,210	1,919,395	1,227,731	-4.0%	50.1%
Investment Accounts	5,331	6,683	14,042	-20.2%	-62.0%
Peso denominated	5,331	6,683	14,042	-20.2%	-62.0%
Other	426,621	317,987	306,554	34.2%	39.2%
Peso denominated	189,636	156,247	173,998	21.4%	9.0%
Foreign currency	236,985	161,740	132,556	46.5%	78.8%

Rescheduled deposits + CEDROS (*)	81,658	92,557	136,268	-11.8%	-40.1%
Peso denominated	81,658	92,557	136,268	-11.8%	-40.1%

Total deposits + Rescheduled deposits & CEDROS	18,717,115	19,380,461	14,574,892	-3.4%	28.4%

(*)	The payment of Rescheduled Deposits concluded in August 2005, in accordance with its original schedule, except those deposits that have a pending legal injunction.

Other Funding Sources

Other funding sources decreased by 56.4% during the second quarter of 2009 and decreased 78.5% over the last 12 months. These variations are mainly explained by the Bank’s decision of decreasing the balances used at other banks.

As of June 30, 2009, 70.9% of the balances shown in the table below were foreign-currency denominated.

	Quarter ended			% Change Qtr ended 06/30/09 vs. Qtr ended
in thousands of pesos except percentages	06/30/09	03/31/09	06/30/08	03/31/09	06/30/08
Lines from other banks	94,792	217,652	440,780	-56.4%	-78.5%
Senior Bonds	—	—	—	—	—
Other banking liabilities	94,792	217,652	440,780	-56.4%	-78.5%
Subordinated Debt	—	—	—	—	—
Total other funding sources	94,792	217,652	440,780	-56.4%	-78.5%

Capitalization

In the second quarter of 2009, total shareholder’s equity increased 6.0% mainly due to a gain obtained during the period and by a decrease in the unrealized valuation.

The positive performance of public bonds during the quarter resulted in an increase of total shareholder’s equity due to the decrease of AR$66.2 million in the unrealized valuation of public bonds labeled as “available for sale”.

As of June 30, 2009, the excess of capital over the Central Bank regulatory requirements, reached AR$975.5 million, or 43.4% of the Bank’s total stockholders equity.

At the date of this press release, the Central Bank had not commented regarding the requirement made by BBVA Banco Francés related to dividend distribution corresponding to fiscal year 2008.

	Quarter ended			% Change Qtr ended 06/30/09 vs. Qtr ended
in thousands of pesos except percentages	06/30/09	03/31/09	06/30/08	03/31/09	06/30/08
Capital Stock	536,361	536,361	471,361	0.0%	13.8%
Non-capitalized contributions	175,132	175,132	175,132	0.0%	0.0%
Adjustments to stockholders equity	312,979	312,979	312,979	0.0%	0.0%
Subtotal	1,024,472	1,024,472	959,472	0.0%	6.8%
Reserves on Profits	658,693	658,693	594,390	0.0%	10.8%
Unappropriated retained earnings	686,697	624,852	570,014	9.9%	20.5%
Unrealized valuation difference	(124,379)	(190,606)	(35,002)	-34.7%	255.3%
Total stockholders’ equity	2,245,483	2,117,411	2,088,874	6.0%	7.5%

The variations in the minimum capital required by the BCRA during the last year are mainly explained by higher requirements due to the increase in private sector financings and an increase in the alpha coefficient, partially offset by lower requirements due to a decrease in the market risk as a consequence of a lower risk exposure to public bond valuation.

	Quarter ended			% Change Qtr ended 06/30/09 vs. Qtr ended
in thousands of pesos except percentages	06/30/09	03/31/09	06/30/08	03/31/09	06/30/08
Central Bank Minimum Capital Requirements	1,556,709	1,467,171	1,494,875	6.1%	4.1%

Central Bank Minimum Capital Requirements (a, b)	1,462,778	1,387,097	1,328,971	5.5%	10.1%
Market Risk	43,545	39,465	112,159	10.3%	-61.2%
Increase in capital requirements related to custody	50,386	40,609	53,745	24.1%	-6.2%

a) Central Bank Minimum Capital Requirements	1,462,778	1,387,097	1,328,971	5.5%	10.1%
Allocated to Asset at Risk	995,327	958,189	839,718	3.9%	18.5%
Allocated to Immobilized Assets	93,298	89,304	88,931	4.5%	4.9%
Interest Rate Risk	151,039	167,310	160,462	-9.7%	-5.9%
Loans to Public Sector and Securities in Investment	223,114	172,294	239,860	29.5%	-7.0%
Non Compliance of Other Credit Regulations	—	—	—	—	—

b) Minimum capital required for Pension Funds (AFJPs) to act as securities custodian and registrar of mortgage notes	1,007,715	812,177	1,074,895	24.1%	-6.2%
5% of the securities in custody and book-entry notes	1,007,715	812,177	1,074,895	24.1%	-6.2%

Bank Capital Calculated under Central Bank Rules	2,532,215	2,404,828	2,243,341	5.3%	12.9%
Core Capital	2,222,143	2,257,143	1,935,633	-1.6%	14.8%
Minority Interest	336,955	316,824	257,938	6.4%	30.6%
Supplemental Capital	35,936	-108,914	145,884	-133.0%	-75.4%
Deductions	(62,819)	(60,225)	(96,114)	4.3%	-34.6%
Excess over Required Capital	975,506	937,657	748,466	4.0%	30.3%

Capital Ratio (Central Bank rules)	15.7%	15.4%	15.0%	1.7%	4.5%
Excess over Required Capital as a % of Shareholders’ Equity	43.4%	44.3%	35.8%	-1.9%	21.2%

Additional Information

	Quarter ended			% Change Qtr ended 06/30/09 vs. Qtr ended
in pesos except percentages	06/30/09	03/31/09	06/30/08	03/31/09	06/30/08
- Exchange rate	3.7952	3.7135	3.0242	2.2%	25.5%
- Quarterly CER adjustment	1.32%	1.29%	2.52%	2.9%	-47.4%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, Banco Francés’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Banco Francés’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Banco Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Banco Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Banco Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Banco Francés’ annual report on Form 20-F and exhibits thereto. BBVA Banco Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference call

A conference call to discuss the second quarter earnings will be held on Wednesday, August 12, 2009, at 3:00 PM New York time – 4:00 PM Buenos Aires time. If you are interested in participating, please dial (888) 263-2905 within the U.S. or +1 (913) 312-1429 outside the U.S. at least 5 minutes prior to our conference. Confirmation code: 4630879.

A conference call replay facility will be available from August 12 through August 26, 2009. In order to listen to this digital replay, please call (888) 203-1112 within the U.S. or +1 (719) 457-0820 outside the U.S. Access Code: 4630879.

Internet

This press release is also available on www.bancofrances.com.ar

Contacts

Daniel Sandigliano

Investor Relations

(5411) 4341-5036

daniel.sandigliano@bancofrances.com.ar

Cecilia Acuña

Investor Relations

(5411) 4348-0000 ext. 25384

cecilia.acuna@bancofrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

ASSETS : (in thousands of pesos)	06/30/09	03/31/09	12/31/08	06/30/08
Cash and due from banks	5,920,981	6,440,732	4,239,157	3,203,003
Government and Private Securities	4,084,939	4,442,714	3,615,920	2,456,963
- Trading account (listed securities)	527	913	1,461	12,779
- Available for sale	403,514	434,366	577,502	1,286,084
- Reverse repo w/Central Bank	386,496	93,022	334,688	91,659
- Unlisted	2,039,920	2,078,843	1,004,833	963,770
- Listed Private Securities	4,632	7,335	7,796	10,326
- Bills and Notes from the Central Bank	2,214,437	2,807,654	2,442,271	364,093
Less: Allowances	(964,587)	(979,419)	(752,631)	(271,748)
Loans	10,446,428	10,044,611	11,263,994	10,567,226
- Loans to the private & financial sector	10,132,287	9,609,422	9,898,442	9,199,992
- Advances	1,926,166	1,299,454	1,413,526	1,333,598
- Discounted and purchased notes	890,872	916,839	1,241,508	1,263,407
- Secured with mortgages	901,569	927,115	946,804	911,719
- Car secured loans	493,064	505,257	511,374	384,124
- Personal loans	1,786,040	1,830,322	1,855,767	1,679,196
- Credit cards	1,214,953	1,183,816	1,239,588	923,070
- Loans to financial sector	456,997	460,431	491,820	502,642
- Other loans	2,506,585	2,521,933	2,228,099	2,291,087
Less: Unaccrued interest	(15,284)	(15,717)	(24,304)	(16,090)
Plus: Interest & FX differences receivable	200,901	188,676	190,749	151,983
Less: Allowance for loan losses	(229,576)	(208,704)	(196,489)	(224,744)
- Public Sector loans	314,141	435,189	1,365,552	1,367,234
Principal	108,340	173,083	553,120	598,223
Plus: Interest & FX differences receivable	205,801	262,106	812,432	769,011
Other banking receivables	2,244,090	2,904,596	2,391,717	958,510
- Repurchase agreements	1,298,115	2,152,752	1,667,345	90,391
- Unlisted private securities	69,461	68,624	63,324	55,588
- Unlisted Private securities :Trustees	36,287	33,131	34,421	28,750
- Other banking receivables	843,697	653,331	629,640	785,998
- Less: provisions	(3,470)	(3,242)	(3,013)	(2,217)
Investments in other companies	463,131	440,309	428,305	490,239
Intangible assets	50,702	48,042	48,075	32,161
- Organization and development charges	50,702	48,042	48,075	32,161
Other assets	1,179,166	1,167,927	1,196,426	1,160,853

TOTAL ASSETS	24,389,437	25,488,931	23,183,594	18,868,955

	06/30/09	03/31/09	12/31/08	06/30/08
LIABILITIES:
Deposits	18,717,115	19,380,461	17,260,917	14,574,892
- Current accounts	5,690,486	6,498,270	4,743,074	3,122,874
- Saving accounts	5,169,427	4,741,144	4,664,305	4,255,842
- Time deposits	7,343,592	7,723,820	7,497,724	6,739,312
- Investment Accounts	5,331	6,683	10,322	14,042
- Rescheduled deposits-CEDROS	81,658	92,557	101,598	136,268
- Other deposits	426,621	317,987	243,894	306,554
Other banking Liabilities	2,673,701	3,373,442	3,129,562	1,552,169
Other provisions	282,926	271,528	236,811	352,113
- Other contingencies	282,569	271,171	236,454	351,700
- Guarantees	357	357	357	413
Other liabilities	426,323	306,552	445,672	271,178
Minority interest	43,889	39,537	34,608	29,729

TOTAL LIABILITIES	22,143,954	23,371,520	21,107,570	16,780,081

TOTAL STOCKHOLDERS’ EQUITY	2,245,483	2,117,411	2,076,024	2,088,874

Total liabilities + stockholders’ equity	24,389,437	25,488,931	23,183,594	18,868,955

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT	06/30/09	03/31/09	12/31/08	06/30/08
(in thousands of pesos)
Financial income	663,139	576,047	282,293	394,347
- Interest on Cash and Due from Banks	—	20	571	3,170
- Interest on Loans Granted to the Financial Sector	16,614	27,818	26,492	18,380
- Interest on Overdraft	93,241	84,992	89,205	57,260
- Interest on Discounted and purchased notes	37,518	44,779	55,879	37,536
- Interest on Mortgages	30,287	32,288	31,055	24,743
- Interest on Car Secured Loans	22,238	22,443	19,761	11,269
- Interest on Credit Card Loans	46,335	44,645	34,570	24,199
- Interest on Other Loans	151,135	137,172	139,721	118,614
- From Other Banking receivables	355	408	4,105	5,384
- Interest on Government Guaranteed Loans Decree 1387/01	6,458	4,998	15,210	14,719
- Income from Securities and Short Term Investments	91,876	2,605	(316,695)	(66,976)
- Net Income from options	—	(2)	(111)	—
- CER	159	10,398	33,116	62,352
- CVS	—	—	—	—
- Foreign exchange difference	43,122	50,938	56,967	47,892
- Other	123,801	112,545	92,447	35,805
Financial expenses	(277,050)	(267,276)	(293,542)	(190,765)
- Interest on Current Account Deposits	(6,533)	(5,676)	(8,532)	(5,957)
- Interest on Saving Account Deposits	(2,398)	(2,441)	(2,346)	(2,104)
- Interest on Time Deposits	(185,100)	(218,183)	(240,262)	(146,047)
- Interest on Other Banking Liabilities	(3,885)	(6,295)	(9,006)	(10,035)
- Other interests (includes Central Bank)	(887)	(870)	(1,707)	(1,591)
- CER	(85)	(162)	(287)	(2,208)
- Bank Deposit Guarantee Insurance system mandatory contributions	(8,104)	(7,338)	(6,889)	(6,653)
- Foreign exchange difference	—	—	—	10
- Mandatory contributions and taxes on interest income	(28,285)	(24,860)	(19,928)	(14,945)
- Other	(41,773)	(1,451)	(4,585)	(1,235)
Net financial income	386,089	308,771	(11,249)	203,582
Provision for loan losses	(47,127)	(32,218)	35,816	(22,243)
Income from services, net of other operating expenses	218,543	216,882	218,876	173,367
Administrative expenses	(361,309)	(376,648)	(319,283)	(272,766)
Income (loss) from equity investments	23,515	13,952	(17,023)	38,513
Net Other income	(25,917)	(37,125)	114,682	(3,190)
Income (loss) from minority interest	(4,417)	(4,930)	(2,467)	(578)
Income before tax	189,377	88,684	19,352	116,685
Income tax	(127,531)	(2,810)	(3,573)	(2,749)

Net income	61,846	85,874	15,779	113,936

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	(in thousands of pesos)
	06/30/09	03/31/09	12/31/08	06/30/08
ASSETS
Cash and due from banks	6,071,288	6,491,378	4,243,080	3,252,067
Government Securities	5,679,364	5,998,907	5,233,660	4,110,004
Loans	11,766,704	11,433,459	12,507,489	11,832,074
Other Banking Receivables	2,372,805	2,960,497	2,442,925	985,440
Assets Subject to Financial Leasing	305,585	343,673	379,120	363,492
Investments in other companies	103,429	101,539	96,640	140,448
Other assets	997,902	937,207	922,551	924,223

TOTAL ASSETS	27,297,077	28,266,660	25,825,465	21,607,748

	06/30/09	03/31/09	12/31/08	06/30/08
LIABILITIES
Deposits	18,676,206	19,264,258	17,079,203	14,512,848
Other banking liabilities	2,678,669	3,393,066	3,135,153	1,565,960
Minority interest	271,001	255,787	248,139	257,939
Other liabilities	3,425,718	3,236,138	3,286,946	3,182,127

TOTAL LIABILITIES	25,051,594	26,149,249	23,749,441	19,518,874

TOTAL STOCKHOLDERS’ EQUITY	2,245,483	2,117,411	2,076,024	2,088,874

STOCKHOLDERS’ EQUITY + LIABILITIES	27,297,077	28,266,660	25,825,465	21,607,748

	06/30/09	03/31/09	12/31/08	06/30/08
NET INCOME
Net Financial Income	527,857	447,003	107,969	258,928
Provision for loan losses	(47,127)	(32,218)	35,816	(22,243)
Net Income from Services	217,655	216,303	246,027	212,620
Administrative expenses	(363,525)	(401,236)	(411,471)	(333,198)
Net Other Income	(127,475)	(130,860)	30,744	5,143

Income Before Tax	207,385	98,992	9,085	121,250

Income Tax	(130,259)	(5,468)	(6,638)	(6,982)

Net income	77,126	93,524	2,447	114,268

Minoritary Interest	(15,280)	(7,650)	13,332	(332)

Net income for Quarter	61,846	85,874	15,779	113,936

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: August 11, 2009	By:	/s/ Martín E. Zarich
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer